EXHIBIT 2.1

AMENDMENT NO. 1

 TO

 BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made as of April 18, 2023, by and among Avalon Acquisition, Inc., a Delaware corporation (“Avalon”), The Beneficient Company Group, L.P., a Delaware limited partnership (“BCG” or the “Company”), Beneficient Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of BCG (“Merger Sub I”), and Beneficient Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of BCG (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”). Avalon, BCG and the Merger Subs are collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Agreement (defined below).

RECITALS

WHEREAS, Avalon, the Merger Subs and BCG are parties to that certain Business Combination Agreement, dated as of September 21, 2022 (including the exhibits and schedules attached thereto, the “Original Agreement”);

Class B Holder 10:1 Voting Ratio

WHEREAS, Exhibit F of the Original Agreement provides for certain anticipated terms of the Conversion of BCG from a Delaware limited partnership to a Nevada corporation, including that upon consummation of the Conversion, the holders of Company Class B Common Stock (the “Class B Holders”) would have the right to appoint a majority of the Company’s board of directors and the directors elected by the Company Class B Common Stock;

WHEREAS, in order to provide for stability and continuity of the Company’s board of directors, Avalon desires to amend Exhibit F of the Original Agreement to provide that the Class B Holders would have ten (10) votes for every one (1) share of Company Class B Common Stock and would vote together with the holders of Company Class A Common Stock for the election of Class A Directors (whereas Class A Holders would continue to have a one (1) vote per share of Company Class A Common Stock);

GWG Holdings Consent

WHEREAS, Article 10 of the Original Agreement provides that the Parties’ obligation to consummate the Transactions are subject to several conditions, including a condition in Section 10.01(i) of the Original Agreement which provides that GWG Holdings, Inc. (“GWG”) will have (i) executed and delivered a consent to the consummation of the Conversion and the Amended BCG Organizational Documents and Amended BCH Organizational Documents; and (ii) executed and delivered a lock-up agreement in favor of the Company (Section 10.01(i)) (such condition, the “GWG Condition”);

WHEREAS, Section 10.01 of the Original Agreement provides that all of the Parties may waive in writing any condition under Section 10.01;

WHEREAS, the Parties desire to waive the GWG Condition pursuant to the authority granted to the Parties under Section 10.01 by amending and restating the Original Agreement to remove the GWG Condition;

Avalon Director Designees

WHEREAS, Section 9.09 of the Original Agreement provides that Avalon would have the right to elect up to two directors to the board of directors of the Company at the Avalon Merger Effective Time;

WHEREAS, Avalon desires to amend and restate the Original Agreement and Exhibit F thereto to (i) remove Avalon’s right to elect any designees to the Company’s board of directors (the “Avalon Director Appointment Right”) and (ii) set the number of initial directors at nine (9) (the “Board Size Reduction”);

WHEREAS, in connection with the Board Size Reduction, the Parties desire to revise certain board of directors and Board Committee composition provisions in Exhibit F of the Original Agreement; and

WHEREAS, the Parties constitute all of the parties required to amend the Original Agreement in accordance with Section 12.10 thereof.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.       Amendments to Original Agreement.

(a)	Class B Holding Voting Rights. The third paragraph of Exhibit F of the Original Agreement is hereby amended and restated as follows:

“The articles of incorporation of the Company that come into effect pursuant to the Plan of Conversion would change the name of BCG to “Beneficient”, authorize the issuance of Class A Common Stock (“Company Class A Common Stock”) and Class B Common Stock (“Company Class B Common Stock”) and Series A Convertible Preferred Stock (the “Company Series A Preferred Stock”), with the holders of Company Class B Common Stock (the “Class B Holders”) having the right to appoint a majority of the Company’s board of directors and the directors elected by the Company Class B Common Stock collectively having the right to vote a majority of the total number of seats on the Company board of directors, and the holders of each share of Company Class B Common Stock are entitled to 10 votes per share with respect to all matters on which stockholders of the Company are generally entitled to vote, including the election of directors to be elected by the holders of Company Class A Common Stock and Company Class B Common Stock, voting together as a single class. The articles of incorporation of the Company would also permit the Class B Holders to act by written consent and authorize the issuance of blank check preferred stock. The bylaws of the Company that come into effect pursuant to the Plan of Conversation would give the directors elected by the Class B Holders (the “Class B Directors”) the right to designate the chair and the vice chair of the board of directors and require that a Class B Director be present to constitute a quorum for the transaction of business by the board of directors.”

(b)	Waiver of GWG Condition. Section 10.01(i) of the Original Agreement is hereby waived and deleted in its entirety and shall be of no further force or effect, effective as of the date hereof.

(c)	Removal of Avalon Director Appointment Right. Section 9.09 of the Original Agreement is hereby amended and restated as follows:

“The Company shall take, or cause to be taken, the actions set forth in this Section 9.09 prior to the Closing:

(a)       The Company shall (i) cause each Person serving and not continuing as a member of the board of directors of the Company to resign from such position, effective upon the Avalon Merger Effective Time, and (ii) elect or otherwise cause the Persons designated on Schedule 9.09 of the BCG Schedules to comprise the nine members of the board of directors of the Company, effective upon the Avalon Merger Effective Time; provided, that the board of directors as so constituted shall comply with applicable rules concerning director independence required by the SEC and the rules and listing standards of Nasdaq and any other Laws or requirements of a Governmental Authority applicable to members of the board of directors of the Company.

(b)       The Company shall (i) cause each Person serving and not continuing as an officer of the Company to resign from such position, effective upon the Avalon Merger Effective Time, and (ii) appoint or otherwise cause to be appointed each Person serving as an officer of BCG immediately prior to the Avalon Merger Effective Time as a corresponding officer of the Company, effective upon the Avalon Merger Effective Time.

(c)       The Company shall cause such Persons to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 9.09(a) does not satisfy any requirement of a Governmental Authority to serve as a director, then (x) there shall be no obligation to appoint such individual pursuant to Section 9.09(a) and (y) the Company shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.”

(d)	Stockholders Agreement. The second bullet of the fourth paragraph of Exhibit F of the Original Agreement is hereby amended and restated as follows:

“The Company would be required to establish and maintain (i) a compensation committee of the board of directors, (ii) a nominating committee of the board of directors, (iii) an executive committee of the board of directors and (iv) a community reinvestment committee of the board of directors (collectively, the “Board Committees”). The Board Committees would have substantially similar powers and authority as the corresponding committees of the board of directors of Beneficient Management, L.L.C. (“Beneficient Management”),

as general partner of BCG, have immediately prior to the Conversion, except that the executive committee of the board of directors of the Company would have, subject to certain exceptions, plenary power of the board of directors. Pursuant to the Stockholders Agreement, each of the Board Committees would be comprised of no more than four members, at least two of which would be designated by the majority of the Class B Directors and the remaining members would be designated by the directors elected by the holders of Company Class A Common Stock and Company Class B Common Stock, voting together as a single class. The majority of the Class B Directors would also have the right to designate the chair of each of the Board Committees.”

(e)	Board Committees. The fifth paragraph of Exhibit F of the Original Agreement is hereby amended and restated as follows:

“Board Committees

In addition to the requirements for the Board Committees that would be set forth in the Stockholders Agreement, either the board resolutions establishing the Board Committees or the charters governing the Board Committees would require that (i) at least two members of the Board Committees be designated by the majority of the Class B Directors and the remaining members be designated by directors elected by holders of Company Class A Common Stock and Company Class B Common Stock, voting together as a single class, and (ii) a committee member designated by the majority of the Class B Directors be present to constitute a quorum for the transaction of business by the Board Committees. The board of directors would establish and maintain other committees of the board of directors as it sees fit, including, but not limited to, an audit committee, a credit committee and an enterprise risk committee.”

2.             Effects of this Amendment. Except as amended as set forth above, the Original Agreement shall continue in full force and effect. Nothing in this Amendment shall be construed to modify any provision of the Original Agreement other than as expressly set forth above. The Original Agreement, as modified hereby, remains in full force and effect.

3.             Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without reference to such State’s or any other state’s or other jurisdiction’s principles of conflict of laws.

4.             Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors, heirs, executors, administrators, legal representatives, and permitted assigns.

5.             Counterparts. This Amendment may be executed in multiple counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement. In the event that a signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” or other electronic format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, “.pdf,” or other electronic format signature page were an original thereof.

* * * * *

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the Parties as of the date first written above.

AVALON:
AVALON ACQUISITION, INC.

By:	/s/ S. Craig Cognetti
Name:	S. Craig Cognetti
Title:	Chief Executive Officer

MERGER SUB I:
BENEFICIENT MERGER SUB I, INC.

By:	/s/ James G. Silk
Name:	James G. Silk
Title:	Executive Vice President & Chief Legal Officer

MERGER SUB II:
BENEFICIENT MERGER SUB II, INC.

By:	/s/ James G. Silk
Name:	James G. Silk
Title:	Executive Vice President & Chief Legal Officer

BCG:
THE BENEFICIENT COMPANY GROUP, L.P.

By:	/s/James G. Silk
Name:	James G. Silk
Title:	Executive Vice President & Chief Legal Officer

Signature Page to
Amendment No. 1 to Business Combination Agreement